SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2016

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the letter dated February 05, 2016 filed by the Company with the Comisión Nacional de Valores and the Bolsa de Comercio de Buenos Aires:

By letter dated February 05, 2016, the Company has been informed that Dolphin Netherlands B.V., whose shareholder is Tyrus S.A., a subsidiary of the Company ("Dolphin"), has entered into an option agreement (the "Option") with Inversiones Financieras del Sur S.A. ("IFISA") that grants the right but not the obligation to purchase 92,665,925 shares of IDB Development Corporation Ltd. owned by IFISA (the "Shares") at a price per share of NIS1,64 plus an annual interest of 8.5%. The exercise date of the Option is granted for two years, as from the execution of the Option

    Upon request to the Audit Committee, in the terms of Chapter III of the Rules of the Comisión Nacional de Valores, and in accordance with article 72 of Capital Markets Law (Ley de Mercado de Capitales Nº26,831), it has issued an opinion without objections with regard to the referred operation, remaining such opinion available for the shareholders in the headquarters of the Company.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible for the Relationship with the Markets
Dated: February 05, 2016